[Translation]

                                                         Filed on April 25, 2003
To Whom It May Concern:
                             Company Name:  Hino Motors, Ltd.
                             Name and Title of Representative:
                                Tadaaki Jagawa, President
                             Code Number: 7205
                                Securities exchanges throughout Japan
                             Name and Title of Contact Person:
                                Toshihisa Sakaki
                                General Manager, Public Relations Department,
                                    Corporate Planning Division
                             Telephone Number: 03-5419-9320
                             Our Parent Company: Toyota Motor Corporation
                             Name and Title of Representative:
                                Fujio Cho, President
                             Code Number: 7203
                                Securities exchanges throughout Japan


                         Notice Concerning Amendments to
             the Business Performance Projections (Non-consolidated)
             -------------------------------------------------------

Based on recent movements in our business performance, we hereby make the following amendments to the business performance projections disclosed upon the announcement of the financial statements on October 28, 2002:

1. Amendments to the prospective figures of non-consolidated business performance of the Fiscal Year 2003 ending March 31, 2003 (from April 1, 2002 to March 31, 2003)

                                                         (In millions of yen, %)

                                                  Net    Ordinary   Net income/
                                                 sales    income      (loss)
                                                 -----    ------      ------
    Previous projections (A)                    650,000   12,300     11,800
    (Announced on October 28, 2002)

    New projections (B)                         659,342   16,451      8,342

    Amount changed                                9,342    4,151    (3,458)
    (B - A)

    % of change                                    1.4%    33.7%    (29.3%)

    Actual performance from April 1, 2001 to    564,023    8,444     13,231
    March 31, 2002 (FY2002)



2.   Reasons for the Amendments

     The prospective figures of the non-consolidated business performance of the Fiscal Year 2003 were announced in October 2002. As a result of increase in sales of trucks in Japan and exported vehicles after such announcement, the net sales are expected to increase by 1.4% from the previous projection. Due to the increase in sales and rationalization efforts, ordinary income is expected to increase from the previously announced projection figure. However, as the loss from write-down of investment securities is expected to be recorded due to the decline in the stock market, the net sales are expected to be lower than the previously announced projection figure.